UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 206TH MEETING OF THE BOARD OF

DIRECTORS HELD ON JULY 30, 2012

1.  DATE, TIME AND PLACE: On the 30th (thirtieth) day of July 2012, at 10:00 a.m. the meeting was held via telephone conference call, pursuant to Paragraph 1 of Article 17 of the Bylaws of CPFL Energia S.A.  ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 3  of Article 17 of the Company's Bylaws.

3.  ATTENDANCE: The majority of the members of the Board of Directors ("Board").

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5.  AGENDA: Acquisition by the controlled company Paulista Lajeado Energia S.A. (“Paulista Lajeado”) of electric energy from the subsidiary CPFL Comercialização Brasil S.A. (“CPFL Brasil”), for the period from January 1, 2013 to December 31, 2022.

6. SUBJECT DISCUSSED AND RESOLUTION:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the directors appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the subject on the Agenda was  examined, the following resolution were approved by unanimous vote and without any restrictions:

Approved the acquisition by the controlled company Paulista Lajeado of up to 561,933 MWh (five hundred and sixty-one thousand, nine hundred thirty-three megawatt-hour) of electric energy from the subsidiary CPFL Brasil, for the period from January 1, 2013 to December 31, 2022, under the terms and conditions set out in Paulista Lajeado’s Board of Executive Officers Resolution No. 2012003.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

7. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and by the Secretary. Murilo Passos – Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Cláudio Palaia, Renê Sanda, Helena Kerr do Amaral and Gisélia Silva – Secretary.

I hereby certify that this is a summary of the original minutes as recorded in the Minutes Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.